UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*


                     HOME FINANCIAL BANCORP
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                        (Name of Issuer)

                   Common Stock, No Par Value
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                 (Title of Class of Securities)

                           43708T 10 1
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                         (CUSIP Number)

                       September 14, 1998
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [ X ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.

CUSIP No. 43708T 10 1                                 Page 2 of 4
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons
    (entities only).

         Gary E. Gray, Jr.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)  Not applicable.

    (b)  Not applicable.

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

3.  SEC Use only _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

4.  Citizenship or Place of Organization:  U.S.A.

Number of          5.   Sole Voting Power:   45,530
Shares Bene-
ficially Owned     6.   Shared Voting Power:  0
by Each
Reporting          7.   Sole Dispositive Power: 45,530
Person with:
                   8.   Shared Dispositive Power:  0
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

9.  Aggregate Amount Beneficially Owned by Each
    Reporting Person:   45,530

10. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares:  Not applicable.

11. Percent of Class Represented by Amount in
    Row (11):  5.04

12. Type of Reporting Person:  IN

CUSIP No. 43708T 10 1                                 Page 3 of 4
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Item 1.

    (a)  Name of Issuer:     Home Financial Bancorp

    (b)  Address of Issuer's Principal Executive
         Offices:  279 East Morgan Street, Spencer, IN
         47460

Item 2.

    (a)  Name of Person Filing:   Gary E. Gray, Jr.

    (b)  Address of Principal Business Office or, if
         none, Residence:  2600 6th, Apt. 13, Bedford,
         IN  47421

    (c)  Citizenship:  U.S.A.

    (d)  Title of Class of Securities:  Common Stock,
         No Par Value

    (e)  CUSIP Number:  43708T 10 1

Item 3.  If this statement is filed pursuant to
Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    Not applicable.

Item 4.  Ownership.

    (a)  Amount beneficially owned:  45,530

    (b)  Percent of class:  5.04

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the
               vote:  45,530

         (ii)  Shared power to vote or to direct the
               vote:  0

         (iii) Sole power to dispose or to direct the
               disposition of:  45,530

         (iv)  Shared power to dispose or to direct
               the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

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CUSIP No. 43708T 10 1                                 Page 4 of 4
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported on By the Parent Holding Company

         Not applicable.

Item 8. Identification and Classification of members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

    (a)  Not applicable.

    (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             September 24, 1998
                             -------------------------

                             /s/   Gary E. Gray, Jr.
                             -------------------------
                             Gary E. Gray, Jr.